VINE RESOURCES INC.

500 Granite Parkway, Suite 550

Plano, Texas 75024

May 14, 2019

VIA EDGAR

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street NE

Washington, DC 20549-4628

Re:	Vine Resources Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-217235)

Ladies and Gentlemen:

Vine Resources Inc. (the “Company”), pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, (as amended, the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-1, as amended (File No 333-217235) (the “Registration Statement”), together with all exhibits thereto. The Registration Statement was originally publicly filed with the Commission on April 10, 2017.

The Company is making this application for withdrawal on the grounds that it does not intend to proceed with the planned public offering of its shares of common stock under the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

If you have any questions regarding this application, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647. Thank you for your assistance in this matter.

Sincerely,

VINE RESOURCES INC.

By:	/s/ John A. Thomas
John A. Thomas Executive Vice President, General Counsel and Corporate Secretary

cc:

Lauren Nguyen (Securities and Exchange Commission)

Eric D. Marsh (Vine Resources Inc.)

Wayne B. Stoltenberg (Vine Resources Inc.)

Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)

Michael W. Rigdon (Kirkland & Ellis LLP)